October 6, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Allied Motion Technologies Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-259840

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 PM on October 8, 2021, or as soon thereafter as is practicable.

Please contact Michael C. Donlon of Bond, Schoeneck & King, PLLC, counsel to the Company, at (716) 416-7015, to provide notice of effectiveness, or if you have any other questions regarding this matter.

Very truly yours,

ALLIED MOTION TECHNOLOGIES INC.

By:	/s/ Michael R. Leach
Name: Michael R. Leach
Title: Chief Financial Officer